UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
 (Amendment No. _____)
Under the Securities Exchange Act of 1934

Fortem Resources Inc.
(Name of Issuer)
Common Stock, $0.001 Par Value
(Title of Class of Securities)
34961A 103
(CUSIP Number)

copy to: Clark Wilson LLP 900 - 885 West Georgia Street Vancouver, British Columbia, Canada V6C 3H1 Tel: 604.687.5700 Fax: 604.687.6314
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	34961A 103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jaime Melo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,500,000(1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
17,500,000(1)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,500,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.1%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN
(1)	These shares are held indirectly by JM Magna Holdings, LLC. Jaime Melo exercises investment power over the shares of common stock held by JM Magna Holdings, LLC.
(2)	Calculated based on 115,884,698 shares issued and outstanding as of May 17, 2017.

Item 1.  Security and Issuer
This Statement relates to shares of common stock with $0.001 par value per share of Fortem Resources, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 777 North Rainbow Blvd., Suite 250, Las Vegas, NV  89107.
Item 2.  Identity and Background
(a)	Name: Jaime Melo (the “Reporting Person”).
(b)	Residence or business address: 153 Sierra Court, Maple, ON L6A 2L8.
(c)	The Reporting Person is a business person.
(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).
(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Canada.
Item 3.  Source and Amount of Funds or Other Considerations
On May 17, 2017, the Issuer entered into and closed a Membership Interest Purchase Agreement with MAB Resources Holdings, LLC (“MAB Resources”) and JM Magna Holdings, LLC (“JM Magna”), whereby MAB Resources and JM Magna sold and transferred all of the outstanding membership interest of Rolling Rock Resources, LLC to the Issuer in consideration for the issuance of an aggregate of 30,000,000 common shares in the capital of the Issuer, with 15,000,0000 of the shares being issued as of May 27, 2017.  Of the 15,000,000 shares issued, 7,500,000 shares were issued to MAB Resources and 7,500,000 shares were issued to JM Magna.
The Reporting Person is the beneficial owner of all of the issued and outstanding shares of JM Magna.
Item 4.  Purpose of Transaction
The Reporting Person acquired the securities of the Issuer for investment purposes, but may transfer or sell such securities as necessary and in accordance with applicable securities laws.
As of the date hereof, except as described above, the Reporting Person does not have any plans or proposals which relate to or would result in:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer's business or corporate structure;

•	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.
Item 5.  Interest in Securities of the Issuer

(a)
The aggregate number and percentage of common stock of the Issuer beneficially owned by the Reporting Person is 17,500,000 shares of which are held indirectly by JM Magna, or approximately 15.1% of outstanding common stock of the Issuer, based on 115,884,698 shares issued and outstanding as of May 17, 2017.
Jaime Melo exercises investment power over the shares of common stock held by JM Magna.

(b)	The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of 17,500,000 shares of common stock of the Issuer. See also Items 3 and 5(a).

(c)	The response to Item 3 is responsive to this Item.

(d)	Not applicable

(e)	Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.
Item 7.  Material to Be Filed as Exhibits
10.1	Membership Interest Purchase Agreement dated May 17, 2017 (incorporated by reference from the Issuer’s Current Report on Form 8-K, filed on May 24, 2017).
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2017	/s/ Jaime Melo Signature
Jaime Melo
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).